SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from __________ to __________

Commission file number 1-9396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial Group 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,

601 Riverside Ave.,
Jacksonville,
FL 32204

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Advisory Committee
Fidelity National Financial Group
  401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Jacksonville, Florida
June 21, 2005

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Common/collective trust funds	$258,896,456	203,706,316
Mutual funds	427,468,828	340,006,260
Employer common stock	250,746,189	159,288,409
Participant loans	29,288,964	23,322,185

Total investments	966,400,437	726,323,170

Receivables:
Participant contributions	2,550,501	1,405,533
Employer contributions	872,254	515,942
Due from broker for securities sold	249,996	469,914
Accrued interest	218,064	1,823

Total receivables	3,890,815	2,393,212

Total assets	970,291,252	728,716,382

Liabilities:
Refund of excess contributions	4,965	4,969
Due to broker for securities purchased	59,040	196,467

Total liabilities	64,005	201,436

Net assets available for benefits	$970,227,247	728,514,946

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$94,650,383	114,616,644
Interest	4,305,816	4,218,521
Dividends	5,647,558	2,851,169

Net investment gain	104,603,757	121,686,334

Contributions:
Participant	111,172,609	116,905,647
Employer – cash contributions	33,771,833	27,497,807

Total contributions	144,944,442	144,403,454
Transfer in of net assets from merged plans	57,749,641	28,263,700

Total additions	307,297,840	294,353,488

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	65,405,408	42,855,851
Administrative expenses	180,131	139,950

Total deductions	65,585,539	42,995,801

Net increase	241,712,301	251,357,687
Net assets available for benefits:
Beginning of year	728,514,946	477,157,259

End of year	$970,227,247	728,514,946

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (the Company or Employer) and its Affiliated and Related Companies, who have attained age 18 and have completed 90 days of service and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Union members, temporary employees who have not completed at least 1,000 hours of service, and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Amendment

Effective March 15, 2004, the Plan Committee amended the Plan to increase the amount of a participant’s compensation that can be deferred to 40% from 15%.

(c)	Plan Mergers

The board of directors of the Company approved numerous defined contribution employee benefit plans to be merged into the Plan throughout 2004. The accompanying 2004 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $57,749,641. The following presents the effective dates and plan name of each of the merged plans:

Effective January 31, 2004, the Hansen Quality Loan Services, Inc. Retirement Plan was merged into the Plan, as further described below.

Effective March 31, 2004, the Aero Records & Title Co. 401(k) Retirement Plan and Trust was merged into the Plan.

Effective April 2, 2004, the Webtone Technologies, Inc. 401(k) Savings Plan was merged into the Plan.

Effective June 30, 2004, the American Pioneer 401(k) Plan was merged into the Plan.

Effective August 16, 2004, the Midwest Abstract 401(k) Profit Sharing Plan was merged into the Plan.

Effective October 4, 2004 the Aurum Technology, Inc. 401(k) Savings Plan was merged into the Plan.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Effective December 1,2004 the Sanchez Computer Associates, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Throughout 2003, the board of directors of the Company approved numerous defined contribution plans to be merged into the Plan. The accompanying 2003 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $28,263,700. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2003, the Micro General Corporation 401(k) and Profit Sharing Plan was merged into the Plan.

Effective February 28, 2003, the Eastern Financial Systems, Inc. Profit Sharing Plan and Trust was merged into the Plan.

Effective May 31, 2003, the Lender’s Service, Inc. Profit Sharing Plan was merged into the Plan.

Effective August 31, 2003, the Ousley, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Effective November 3, 2003, the Key Title Company 401(k) Profit Sharing Plan was merged into the Plan.

Effective December 18, 2003, the Hansen Quality Loan Services, Inc. Retirement Plan (Hansen) was merged into the Plan. The balances merged in during 2003 are comprised entirely of Plan year 2003 contributions and related earnings by Hansen employees during 2003. Hansen employee retirement plan balances in existence prior to 2003 were merged into the Plan during Plan year 2004.

(d)	Contributions

During 2004, participants could contribute up to 40% of their pretax annual compensation as a result of the Plan being amended on March 15, 2004. During 2003 and prior, participants could contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2004, the Plan offered three common collective trust funds, ten mutual funds, and one common stock fund as investment options for participants. During Plan years 2004 and 2003, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2004 and 2003. All employer contributions are participant directed. Contributions are subject to certain limitations.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34
2 years	67
3 years or more	100

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 4.25% to 11.50% on loans outstanding as of both December 31, 2004 and December 31, 2003. Principal and interest is paid ratably through payroll deductions.

(h)	Payment of Benefits

On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.

(i)	Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $1,146,912 and $726,320, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future employer contributions. During Plan years 2004 and 2003, forfeitures of nonvested accounts of $726,320 and $459,042, respectively, were used to reduce employer contributions.

(j)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.

(d)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2004 are investments in Employer common stock (5,432,516 shares) amounting to $250,746,189 whose value represents approximately 26% of the Plan’s net assets. The Employer common stock at December 31, 2004 is comprised entirely of common stock of Fidelity National Financial, Inc.

Included in the Plan’s net assets available for benefits at December 31, 2003 are investments in Employer common stock (4,059,832 shares) amounting to $159,288,409 whose value represents approximately 22% of the Plan’s net assets. The Employer common stock at December 31, 2003 is comprised entirely of Fidelity National Financial, Inc., as previous investments in American National Financial, Inc. and Fidelity National Information Solutions, Inc. common stocks were rolled into Fidelity National Financial, Inc. common stock during 2003.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments in the Wells Fargo S&P 500 Index Fund, the Wells Fargo Stable Return Fund, and the Wells Fargo S&P Midcap Fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Plan’s year end. The common stock of Fidelity National Financial, Inc. is valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the Plan’s year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents the Plan’s investments as of December 31, 2004 and 2003 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2004	2003
Wells Fargo S&P 500 Index Fund	$81,708,463	55,353,349
Wells Fargo Stable Return Fund	164,897,811	148,352,967
ABN Amro Growth Fund	125,134,449	120,003,922
ABN Amro Balanced Fund	—	55,912,377
Dreyfus Intermediate Term Income Fund	49,493,743	44,606,463
Oakmark Equity & Income Fund	97,640,830	—
Fidelity National Financial, Inc. Common Stock	250,746,189	159,288,409
All other investments less than 5%	196,778,952	142,805,683

Total	$966,400,437	726,323,170

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, by investment type, as follows:

Common/collective trust funds	$14,021,226
Mutual funds	27,767,410
Employer common stock	52,861,747

$94,650,383

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, by investment type, as follows:

Common/collective trust funds	$12,111,748
Mutual funds	53,752,694
Employer common stock	48,752,202

$114,616,644

Dividends on Fidelity National Financial, Inc. common stock totaled $3,983,062 and $2,432,347 in 2004 and 2003, respectively.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the Company, also a party in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 1, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The current determination letter covers the most recent amended and restated version of the Plan, and the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Events

The Company’s merger and acquisition activity resulted in five additional plans, which have, or are anticipated to be, merged into the Plan during 2005. Of these five acquisitions, the Lakeland Title Service, Inc. 401(k) Profit Sharing Plan, Geotrac 401(k) Savings Plan, Bankware Profit Sharing Plan, and First Michigan Title 401(k) Plan were merged into the Plan on February 16, 2005, March 1, 2005, March 7, 2005, and April 25, 2005, respectively. The remaining plan, Hamilton & Sullivan, Ltd. 401(k) Plan, is anticipated to be merged into the Plan on August 31, 2005.

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to reduce the compensation of each participant who is not deferring an amount at least equal to the negative election amount, by the required election amount of 2%, except those participants who timely make a contrary election. Amounts deferred under negative election are treated as elective deferrals for all purposes under the Plan. The negative election applies only to employees whose date of hire is on or following January 1, 2005.

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to limit the deferrals of highly compensated employees to 7%.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(8)	Untimely Remittance

During Plan year 2004, it was noted that there were delays in submitting employee deferrals and loan repayments related to two of the plans that merged into the Plan in the amount of $97,327 and $4,718, respectively, to the trustee. The Company has calculated lost interest to be $20, which has not yet been remitted to the Plan. The amount is included as accrued interest at December 31, 2004.

During Plan year 2003, it was noted that there were delays in submitting employee deferrals and loan repayments related to one of the plans merged into the Plan in the amount of $21,768 and $601, respectively, to the trustee. The Company has calculated lost interest to be $39, which had not been remitted to the Plan. The amount is included as accrued interest at December 31, 2003.

\

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Shares/units	Current value
	Common/collective trust funds:
* Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	1,618,309	$81,708,463
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	4,514,061	164,897,811
* Wells Fargo Trust Operations	Wells Fargo S&P Midcap Fund	928,963	12,290,182

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	5,407,711	125,134,449
ABN Amro Asset Management, Inc.	ABN Amro/Veredus Aggressive Growth Fund	2,395,843	44,993,926
American Century Investment Services, Inc.	American Century International Growth Fund	3,440,308	31,134,794
Van Kampen Investments	Van Kampen Comstock Fund	2,226,044	41,203,334
* Wells Fargo Trust Operations	Wells Fargo Outlook 2010 Fund	808,697	10,230,020
* Wells Fargo Trust Operations	Wells Fargo Outlook 2020 Fund	886,797	12,113,645
* Wells Fargo Trust Operations	Wells Fargo Outlook 2030 Fund	759,047	10,915,094
* Wells Fargo Trust Operations	Wells Fargo Outlook 2040 Fund	296,780	4,608,993
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	3,824,864	49,493,743
Oakmark Equity & Income	Oakmark Equity & Income Fund	4,154,929	97,640,830

	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	5,432,516	250,746,189

	Participant loans:
* Participant loans	Participant loans, various maturities, interest rates 4.25% – 11.50%, balances collateralized by participant accounts	29,288,964	29,288,964

			$966,400,437

* Party in interest.

See accompanying report of independent registered public accounting firm.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2004

(a)	(b)	(c)	(d)	(e)
Identity of	Relationship to plan, employer,	Description of transaction,	Amount on	Lost
party involved	or other party in interest	including rate of interest	line 4(a)	interest
Fidelity National	Plan sponsor	Employee deferrals and loan
Financial, Inc.		repayments not deposited to the
Plan in a timely manner. Interest
		rate of 7%	$102,045	20

See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group
401(k) Profit Sharing Plan

Date: June 28, 2005	/s/ EDWARD J. DEWEY

EDWARD J. DEWEY
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG, LLP